------------------------- ------------------------------------------------------
SEC             POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)    INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                                 -------------------------------
                   UNITED STATES                          OMB APPROVAL
                                                 -------------------------------
        SECURITIES AND EXCHANGE COMMISSION       OMB Number:  3235-0145
                                                 -------------------------------
              WASHINGTON, D.C. 20549             Expires: December 31, 2011
                                                 -------------------------------
                                                 Estimated average burden hours
                                                 per response . . . . . 11
                                                 -------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                NRG Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629377508
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                      SOLUS ALTERNATIVE ASSET MANAGEMENT LP
                              Attn: Joseph Lonetto
                           430 Park Avenue, 9th Floor
                            New York, New York 10022
                                  212-284-4300

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629377508               SCHEDULE 13D

                                  SCHEDULE 13D



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Solus Alternative Asset Management LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            --------- ------------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       14,025,000 (See Item 5)
   EACH               --------- ------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,025,000 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,025,000 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN  SHARES*                                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            6.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

CUSIP No. 629377508               SCHEDULE 13D

                                  SCHEDULE 13D



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Solus GP LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            --------- ------------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       14,025,000 (See Item 5)
   EACH               --------- ------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,025,000 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,025,000 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            6.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

CUSIP No. 629377508               SCHEDULE 13D

                                  SCHEDULE 13D



----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Christopher Pucillo
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
 NUMBER OF            --------- ------------------------------------------------
  SHARES                 8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                       14,025,000 (See Item 5)
   EACH               --------- ------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,025,000 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,025,000 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            (see Item 5)

            6.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

CUSIP No. 629377508               SCHEDULE 13D


ITEM 1.        SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of NRG Energy, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. The Company's principal executive office is located at 211 Carnegie Center, Princeton, New Jersey 08540.

ITEM 2.        IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by (i) Solus Alternative Asset Management LP ("Solus"), as investment manager to Sola Ltd ("Sola") and Solus Core Opportunities Master Fund Ltd ("Core"), each of which is a Cayman Islands exempted company and each of which directly owns shares of Common Stock, and
(ii) Solus GP LLC, as the general partner of Solus ("Solus GP"), and (iii) Christopher Pucillo, as the managing member of Solus GP (the "Principal").

         Solus, Solus GP and the Principal are hereinafter referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit A.

         (b) The address of the principal business office of the Reporting Persons is 430 Park Avenue, New York, New York 10022.

         (c) The Reporting Persons are primarily engaged in the business of investing in securities.

         (d) None of the Reporting Persons nor any of the Reporting Persons' executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons nor any of the Reporting Persons' executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Solus is a limited partnership organized under the laws of the State of Delaware. Solus GP is a limited liability company organized under the laws of the State of Delaware. The Principal is a citizen of the United States of America.

CUSIP No. 629377508               SCHEDULE 13D


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price for the 14,025,000 Shares was approximately $417,425,008. The Reporting Persons do not directly own any Shares. The funds for the purchase the Shares reported in this Schedule 13D were derived from margin account borrowings made in the ordinary course of business.

ITEM 4.        PURPOSE OF TRANSACTION.

         The Reporting Persons initially reported this investment on a Schedule 13G filed on February 14, 2008. The Reporting Persons initially acquired the Shares for investment in the ordinary course of business because they believed the Shares presented an attractive investment opportunity. The Reporting Persons decided to file this Schedule 13D to express support for the determination by the board of directors of the Company (the "Board") that the tender offer made by Exelon Corporation and Exelon Xchange Corporation (the "Tender Offer") is inadequate.

         On January 30, 2009, the Reporting Persons sent a letter (the "Letter") to the Company expressing their support for the determination by the Board that the Tender Offer is inadequate and to urge the Board to evaluate the Tender Offer on its merits and in light of the expected long-term value of the Company's business. The Reporting Persons or their representatives may engage in future discussions with management, the Board, other stockholders of the Company and other relevant parties regarding the matters contained in the Letter, or any other matters of interest to the Company's stockholders. A copy of the Letter is attached hereto as Exhibit B and is incorporated herein by reference.

         Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the Board, other stockholders of the Company and other relevant parties concerning the business, operations, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of any discussions and actions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred in Item 4 of Schedule 13D.

CUSIP No. 629377508               SCHEDULE 13D


ITEM 5.        INTEREST IN SECURITIES OF THE COMPANY.

         (a) Sola directly owns 13,525,000 shares of Common Stock. Core directly owns 500,000 shares of Common Stock. Sola and Core directly own a total of 14,025,000 of the Shares, representing approximately 6.0% of the Company's outstanding Common Stock (based upon the 233,047,222 Shares stated to be outstanding by the Company as of October 23, 2008 in the Company's Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on October 30, 2008). The Reporting Persons have been delegated voting and dispositive authority over the securities directly owned by Sola and Core. The Reporting Persons do not directly own any shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of any Common Stock.

         (b) The Reporting Persons have shared voting power with respect to 14,025,000 Shares. The Reporting Persons expressly disclaim beneficial ownership of Common Stock.

         (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth on Exhibit C hereto. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

         (d) No person (other than the Reporting Persons and their managed entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         The  Reporting   Persons  do  not  have  any   contract,   arrangement,
understanding or relationship with any person with respect to securities of the Company.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Joint Filing Agreement dated February 3, 2009, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

         Exhibit B - Letter to the Board, dated January 30, 2009, signed by the Principal on behalf of Sola and Core.

         Exhibit C - Transactions in the Company's Common Stock during the last 60 days.

CUSIP No. 629377508               SCHEDULE 13D

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 3, 2009




                           By:      /s/ Christopher Pucillo
                                    -----------------------
                                    Christopher Pucillo
                                    individually and as managing member of
                                    Solus GP LLC,
                                    for itself and as the general partner of
                                    Solus Alternative Asset Management LP

CUSIP No. 629377508               SCHEDULE 13D


                                    EXHIBIT A

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13D-1(K)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  February 3, 2009



                                  By: /s/ Christopher Pucillo
                                      -----------------------
                                      Christopher Pucillo
                                      individually and as managing member of
                                      Solus GP LLC,
                                      for itself and as the general partner of
                                      Solus Alternative Asset Management LP

CUSIP No. 629377508               SCHEDULE 13D


                                    EXHIBIT B

                               LETTER TO THE BOARD

                                                    SOLUS
                                                    ALTERNATIVE ASSET MANAGEMENT






                                                     January 29, 2009

Howard Cosgrove
Chairman, Board of Directors
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540


Dear Mr. Cosgrove:

               As you may know, Solus Alternative Asset Management LP is investment adviser to Sola Ltd and Solus Core Opportunities Master Fund Ltd, two funds that are longstanding stockholders of NRG Energy, Inc. Like all NRG shareholders, we have a vital interest in assuring that NRG's board of directors (the "Board") responds appropriately to the unsolicited exchange offer being made by Exelon Corporation ("Exelon"). After careful consideration, we unconditionally agree with the Board's view that Exelon's offer in its current form is inadequate because it is highly conditional and significantly undervalues NRG.

               We are particularly concerned about Exelon's recent press release claiming that the tender of 45.6% of NRG's stock in response to the exchange offer "speaks powerfully to the merits of [its] proposed transaction . . . ." We understand that a significant number of NRG stockholders also have substantial holdings of Exelon - a matter not mentioned in Exelon's release. To the extent that NRG holders who have tendered into the current offer have more invested in Exelon, their decision to tender may well represent a judgment that the offer is favorable to EXELON rather than NRG.

               The Board should evaluate the exchange offer on its merits and in light of the expected long-term value of NRG's business, rather than on the basis of self-interested arguments concerning the significance of stockholder reaction to the current offer. As I am sure you know, under Delaware law, the NRG Board must act in the interests of ALL NRG stockholders but may take into account the fact that some stockholders have goals that conflict with the interests of other stockholders. SEE UNOCAL v. MESA, 493 A.2d 946, 955 (Del.
1985) (a board of directors in responding to a takeover bid may consider another person's stock ownership; board's duty is to protect "the corporation and its owners from perceived harm whether a threat originates from third parties or other shareholders.")



------------------------------------------------------------------------------------------
                           Solus Alternative Asset Management LP
 430 Park Avenue, New York, NY 10022 | tel 212-284-4300 fax 212-284-4320 | www.soluslp.com
------------------------------------------------------------------------------------------

               We urge the Board to continue to seek to maximize stockholder value and protect the interests of all NRG stockholders.

                                Sincerely yours,

                                /s/ Christopher Pucillo
                                ---------------------------
                                Christopher Pucillo,
                                President and Chief Investment Officer of
                                Solus Alternative Asset Management LP












































                             Solus Alternative Asset Management
------------------------------------------------------------------------------------------
 430 Park Avenue, New York, NY 10022 | tel 212-284-4300 fax 212-284-4320 | www.soluslp.com
------------------------------------------------------------------------------------------

CUSIP No. 629377508               SCHEDULE 13D


                                    EXHIBIT C

       TRANSACTIONS IN THE COMPANY'S COMMON STOCK DURING THE LAST 60 DAYS

Transactions effected by Sola:

Date of Transaction          Shares Purchased (Sold)       Price per Share ($)
   11/21/2008               NRG Energy Common Shares             17.0329
                            (Purchased)
   11/21/2008               NRG Energy Common Shares             18.9464
                            (Purchased)
   12/18/2008               NRG Energy Common Shares             22.2
                            (Purchased)
   12/18/2008               NRG Energy Common Shares             22.2
                            (Purchased)
   1/16/2009                NRG Energy Common Shares             23.3393
                            (Purchased)
   1/16/2009                NRG Energy Common Shares             23.9065
                              (Sold)